Exhibit 14.1

CODE OF ETHICS
and
BUSINESS CONDUCT

Corporate Offices
One Copley Parkway, Suite 490, Morrisville, NC  27560
Phone: 919-855-2100-4530/Fax: 919-855-2133
www.oxybiomed.com

Table of Contents

Contents

1.	INTRODUCTION	3
2.	SCOPE AND APPLICATION OF THE GUIDE	3
3.	VIOLATIONS	3
4.	PERSONAL RESPONSIBILITY FOR LEGAL COMPLIANCE	3
5.	PERSONAL RESPONSIBILITY FOR ETHICAL CONDUCT	3
6.	IN THE WORKPLACE	4
a.	EQUAL EMPLOYMENT OPPORTUNITY	4
b.	AMERICANS WITH DISABILITIES ACT	4
c.	NON HARASSMENT	4
d.	SEXUAL HARASSMENT	5
e.	WORKPLACE VIOLENCE	6
f.	CUSTOMER AND PUBLIC RELATIONS	6
7.	CONFLICTS OF INTEREST	7
8.	INSIDER TRADING	7
9.	ANTI-TRUST	7
10.	WORKING WITH GOVERNMENTS AND OFFICIALS	7
a.	FOREIGN CORRUPT PRACTICES ACT (FCPA)	7
b.	PAYMENTS OR REIMBURSEMENTS TO GOVERNMENT OFFICIALS	7
11.	PROTECTION AND USE OF COMPANY ASSETTS	7
a.	COMPUTER SOFTWARE LICENSING	8
b.	SYSTEMS AND EQUIPMENT	8
c.	INTELLECTUAL PROPERTY AND CONFIDENTIAL INFORMATION	8
12.	QUESTIONABLE ACCOUNTING & AUDITING MATTERS	8
13.	DISCIPLINE	8
14.	REPORTING VIOLATIONS, WHISTLEBLOWER, & NO RETALIATION	9
a.	HOW TO COMPLETE A REPORT	9
b.	GOOD FAITH	9
c.	TREATMENT OF REPORTS	9
d.	FOLLOW-UP TO REPORTS	10
e.	RETALIATION PROHIBITED	10
f.	RECORDS	10
15.	WAIVERS/AMENDMENTS OF CODE OF ETHICS	10
16.	NO RIGHTS CREATED	10
17.	ACKNOWLEDGEMENT	10
	Receipt of Code of Ethics and Business Conduct	11

1.	INTRODUCTION

Oxygen Biotherapeutics, Inc.. (“OBI” or the "Company") is committed to conducting business in accordance with applicable laws, rules, and regulations and we expect our officers, directors, and employees to meet the highest standards of business ethics. This Code of Ethics and Business Conduct (the “Code of Ethics”) reflects the business practices and principles of behavior that support this commitment. We expect every officer, director, and employee to read and understand the Code of Ethics and abide by it in the performance of his/her business responsibilities.

We are a global Company and laws and business practices vary in different countries. This document does not cover every applicable law or provide guidance on all situations.   This Code of Ethics is intended to serve as a guide for Company officers, directors, and employees and explains the Company’s basic expectations for professional and personal behavior that each and every one of us around the world should follow.

2.	SCOPE AND APPLICATION OF THE GUIDE

This Guide applies to all officers, directors, and employees of OBI.

3.	VIOLATIONS

All officers, directors, and employees of OBI are responsible for complying with the Code of Ethics.  Failure to meet the standards of business conduct described in this Code of Ethics, and any manager or supervisor who attempts to punish an employee for raising questions or trying to follow the principles of this Code of Ethics, will be subject to discipline. Such discipline shall be reasonably designed to deter wrongdoing and to promote compliance with this Code of Ethics.

4.	PERSONAL RESPONSIBILITY FOR LEGAL COMPLIANCE

Ethical behavior means more than complying with the law, but the laws is where it starts.   All officers, directors, and employees of OBI must learn the basic legal and regulatory requirements that pertain to our duties.  No officers, directors, or employees of OBI shall commit an illegal or unethical act, or instruct others to do so, for any reason.

5.	PERSONAL RESPONSIBILITY FOR ETHICAL CONDUCT

The Company’s mission is to research, develop, and market oxygen-related therapies to reduce the loss of life or health due to lack of oxygen.  Our success in achieving this import mission depends on the trust of our customers, collaborators, employees, shareholders, contractors, and suppliers.  Preserving that trust requires us to incorporate the principles of fair dealing and ethical conduct in all aspects of our business practices.  The Company adheres to the highest legal and ethical standards applicable in our business to preserve that trust and foster our reputation for integrity and excellence.  The Company's business is conducted in strict observance of both the letter and spirit of all applicable laws and the integrity of each employee is of utmost importance.

All officers, directors, and employees of OBI are expected to adhere to sound moral and ethical standards. In general, the use of good judgment, based on high ethical principles, should be your guide with respect to acceptable conduct. If a situation arises where it is difficult to determine the proper course of action, the matter should be discussed openly with Executive VP, Finance & Administration or any other member of management.

6.	IN THE WORKPLACE

a.	EQUAL EMPLOYMENT OPPORTUNITY

Our Company is committed to equal employment opportunity.  We will not discriminate against employees or applicants for employment on any legally recognized basis [“protected class”] including, but not limited to: veteran status, uniform servicemember status, race, color, religion, sex, national origin, physical or mental disability or any other protected class under federal, state or local law.   Mistreatment of or discrimination against a fellow Company officer, director or employee is unacceptable. We also expect all vendors and guests visiting our facilities to behave appropriately. You may discuss equal employment opportunity related questions with the Executive VP, Finance & Administration or any other member of management.

b.	AMERICANS WITH DISABILITIES ACT

Our Company is committed to providing equal employment opportunities to qualified individuals with disabilities.  This may include providing reasonable accommodation where appropriate in order for an otherwise qualified individual to perform the essential functions of the job.  It is your responsibility to notify Executive VP, Finance & Administration of the need for accommodation.  Upon doing so, Executive VP, Finance & Administration may ask you for your input or the type of accommodation you believe may be necessary or the functional limitations caused by your disability.  Also, when appropriate, we may need your permission to obtain additional information from your physician or other medical or rehabilitation professionals.

c.	NON HARASSMENT

We prohibit harassment of one employee by another employee, supervisor or third party for any reason [“protected class”] including, but not limited to: veteran status, uniform servicemember status, race, color, religion, sex, national origin, physical or mental disability or any other protected class under federal, state or local law.  Harassment of third parties by our employees is also prohibited

The purpose of this policy is not to regulate the personal morality of employees.  It is to ensure that in the workplace, no employee harasses another for any reason or in any manner.  The conduct prohibited by this policy includes conduct in any form including but not limited to e-mail, voice mail, chat rooms, Internet use or history, text messages, pictures, images, writings, words or gestures.

While it is not easy to define precisely what harassment is, it includes: slurs, epithets, threats, derogatory comments or visual depictions, unwelcome jokes and teasing.

Any employee who believes that (s)he has been harassed should report the situation immediately to one of the following members of management who have been designated to receive such complaints:

Michael Jebsen, Executive VP, Finance & Administration at (919) 806-4618 and 2530 Meridian Parkway, Durham, NC 2713  or Report It, Confidential Whistleblower Line at (877) 778-5463 and www.reportit.net.

If an employee makes a report to any of these members of management and the manager either does not respond or does not respond in a manner the employee deems satisfactory or consistent with this policy, the employee is required to report the situation to one of the other members of management designated in this policy to receive complaints.

The Company will investigate all such reports as confidentially as possible.  Adverse action will not be taken against an employee because he or she, in good faith, reports or participates in the investigation of a violation of this policy.  Violations of this policy are not permitted and may result in disciplinary action, up to and including discharge.

d.	SEXUAL HARASSMENT

Any type of sexual harassment is against Company policy and may be unlawful.

We firmly prohibit sexual harassment of any employee by another employee, supervisor or third party.  Harassment of third parties by our employees is also prohibited.  The purpose of this policy is not to regulate the morality of employees.  It is to ensure that in the workplace, no employee is subject to sexual harassment.  While it is not easy to define precisely what sexual harassment is, it may include: unwelcome sexual advances, requests for sexual favors, and/or verbal or physical conduct of a sexual nature including, but not limited to, sexually-related drawings, pictures, jokes, teasing, uninvited touching or other sexually-related comments.  The conduct prohibited by this policy includes conduct in any form including but not limited to e-mail, voice mail, chat rooms, Internet use or history, text messages, pictures, images, writings, words or gestures.

Sexual harassment of an employee will not be tolerated.  Violations of this policy may result in disciplinary action, up to and including discharge.  There will be no adverse action taken against employees who report violations of this policy in good faith or participate in the investigation of such violations.

Any employee who believes that (s)he is a victim of sexual harassment should immediately report such actions in accordance with the following procedure.  All complaints will be promptly and thoroughly investigated as confidentially as possible.

i.
Any employee who believes that (s)he is a victim of sexual harassment or has been retaliated against for complaining of sexual harassment, should report the situation immediately to one of the following members of management who have been designated to receive such complaints:

 Michael Jebsen, Executive VP, Finance & Administration at (919) 806-4618 and 2530 Meridian Parkway, Durham, NC 2713 or Report It, Confidential Whistleblower Line at (877) 778-5463 and www.reportit.net.

If an employee makes a report to any of these members of management and the manager either does not respond or does not respond in a manner the employee deems satisfactory or consistent with this policy, the employee is required to report the situation to one of the other members of management designated in this policy to receive complaints.

ii.
The Company will investigate every reported incident immediately.  Any employee, supervisor or agent of the Company who has been found to have violated this policy may be subject to appropriate disciplinary action, up to and including immediate discharge.

iii.
The Company will conduct all investigations in a discreet manner.  The Company recognizes that every investigation requires a determination based on all the facts in the matter.  We also recognize the serious impact a false accusation can have.  We trust that all employees will continue to act responsibly.

iv.
The reporting employee and any employee participating in any investigation under this policy have the Company's assurance that no reprisals will be taken as a result of a sexual harassment complaint.  It is our policy to encourage discussion of the matter, to help protect others from being subjected to similar inappropriate behavior.

e.	WORKPLACE VIOLENCE

Violence by an employee or anyone else against an employee, supervisor or member of management will not be tolerated.  The purpose of this policy is to minimize the potential risk of personal injuries to employees at work and to reduce the possibility of damage to Company property in the event someone, for whatever reason, may be unhappy with a Company decision or action by an employee or member of management.

If you receive or overhear any threatening communications from an employee or outside third party, report it to your supervisor at once.  Do not engage in either physical or verbal confrontation with a potentially violent individual.  If you encounter an individual who is threatening immediate harm to an employee or visitor to our premises, contact an emergency agency (such as 911) immediately.

All reports of work-related threats will be kept confidential to the extent possible, investigated and documented.  Employees are expected to report and participate in an investigation of any suspected or actual cases of workplace violence and will not be subjected to disciplinary consequences for such reports or cooperation.

Violations of this policy, including your failure to report or fully cooperate in the Company's investigation, may result in disciplinary action, up to and including discharge.

f.	CUSTOMER AND PUBLIC RELATIONS

Our Company's reputation is built on excellent service and quality work.  To maintain this reputation requires the active participation of every employee.

The opinions and attitudes that customers have toward our Company may be determined for a long period of time by the actions of one employee.  It is sometimes easy to take a customer for granted, but if we do we run the risk of losing not only that customer, but his or her associates, friends or family who may also be customers or prospective customers.

Each employee must be sensitive to the importance of providing courteous treatment in all working relationships.

g.	SOLICITATION AND DISTRIBUTION

To avoid unnecessary annoyances and work interruptions, solicitation by an employee of another employee is prohibited while either person is on working time.

Employee distribution of literature, including handbills, in work areas is prohibited at all times.

Trespassing, soliciting or distribution of literature by non employees on the premises is prohibited at all times.

7.	CONFLICTS OF INTEREST

A Company's reputation for integrity is its most valuable asset and is directly related to the conduct of its officers and other employees.  Therefore, employees must never use their positions with the Company, or any of its customers, for private gain, to advance personal interests or to obtain favors or benefits for themselves, members of their families or any other individuals, corporations or business entities.

Employees of the Company shall conduct their personal affairs such that their duties and responsibilities to the Company are not jeopardized and/or legal questions do not arise with respect to their association or work with the Company.

In addition, the CEO, and each of the executive officers and senior financial officers shall disclose in writing to the General Counsel any transaction or relationship involving any of them, whether directly or indirectly (i.e., through family relationships), that reasonably could be expected to give rise to such a conflict or to the appearance of such a conflict, and the General Counsel shall work to resolve such conflict in consultation with the CEO and CFO (provided such persons are not involved in the transaction or relationship). If such conflict cannot be resolved satisfactorily, the matter shall be referred to the Audit and Compliance Committee of the Board of Directors for resolution, unless the conflict involves a management director, in which case it shall be referred to the Corporate Governance and Nominating Committee of the Board.

In accordance with the Company By-Laws governing transactions involving directors and officers, such transactions may be permitted providing that the director/officer notifies the Board of Directors of the material facts as to his, her, or their relationship or interest in the transaction, that such relationship or interest is noted in the minutes, and the Board of Directors or committee, in good faith, authorizes the contract or transaction in good faith by the affirmative vote of a majority of disinterested directors, even though the disinterested directors are less than a quorum.

8.	INSIDER TRADING

No officer, director or employee may buy or sell OBI securities based on material information about the Company not available to the general public or buy or sell securities of any other Company based on non-public information known to them because of their work at OBI.   In addition, they may not provide such "inside" information to anyone else so that they can profit from it. Such "inside" information could include, for example, knowledge about:

- unreleased financial results or projections;
- confidential business plans or results;
- upcoming business transactions, acquisitions or divestitures;
- pending new products or regulatory approvals/disapprovals; or
- anticipated publicity, favorable or unfavorable.

Violation of these legal requirements could subject offender to refund of profits, additional large monetary penalties, and even criminal liability, including imprisonment. For further advice in this area contact the Executive VP, Finance & Administration.

9.	ANTI-TRUST

Any planning or acting together with competitors about the nature, extent, or means of competition is a violation of Company policy and anti trust laws. This includes, but is not limited to, price fixing, sales or production quotas, geographic competition, and boycotts.

10.	WORKING WITH GOVERNMENTS AND OFFICIALS

a.	FOREIGN CORRUPT PRACTICES ACT (FCPA)

A U.S. law, the FCPA, makes it illegal for a U.S. Company or any of its worldwide subsidiaries or affiliates to pay money or make some other form of bribe to any government official worldwide in order to get, or keep, business. This is true whether the payment is made directly by an associate or through someone not employed by OBI. The FCPA also makes it illegal to set up situations where there is deliberate ignorance of illegal payments, for example, giving money to a third party or intermediary and instructing them not to tell you where the money will go. Such payments are also usually illegal under the laws of the country where the bribe is paid or accepted.

b.	PAYMENTS OR REIMBURSEMENTS TO GOVERNMENT OFFICIALS

Company officers, directors and employees may never offer money, favors or anything else of value to a government official in order to influence or reward an official decision, either directly or through an intermediary. A government official, for most laws that apply to public corruption, includes any government employee or representative, elected official or candidate, or employee of a state-owned business, who is in a position to influence a business or regulatory decision affecting the Company or any affiliated individual or organization.

Under certain limited circumstances, demands by government officials for "facilitating payments" in connection with the performance of routine official acts (for example, processing permit applications; issuing driver's licenses, visas, passports or customs clearances) are generally discouraged but can be complied with if approved by senior management.

When working with U.S. federal government procurements, regulations require that employees who participate in the preparation or submission of an offer must certify that they do not and will not a) discuss or offer future employment to a U.S. federal government procurement official; b) offer, give, or promise anything of value to a procurement official, and c) request or obtain from the government proprietary competitive information, or the government’s own source selection information, or to disclose such information to any unauthorized person.

Solicitations for money, favors or anything else of value by or on behalf of a government official in order to influence or reward an official decision, either directly or through an intermediary, must be reported immediately to senior country management.

11.	PROTECTION AND USE OF COMPANY ASSETTS

a.	COMPUTER SOFTWARE LICENSING

The Company purchases or licenses the use of various computer software programs.  Neither the Company nor any of the Company's employees have the right to duplicate this computer software or its related documentation.  Unauthorized duplication of computer software is a federal offense, punishable by up to $250,000 fine and up to five years in jail.

The Company does not condone the illegal duplication of software.  You must use the software in accordance with the license agreement.  This policy applies not only to individual desktop computers and laptops but to local area networks as well.

Employees learning of any misuse of software or related documentation within the Company shall notify a member of management.  Employees who reproduce, acquire or use unauthorized copies of computer software will be subject to discipline, up to and including discharge.

b.	SYSTEMS AND EQUIPMENT

All Internet related services are intended to be used for Company business. All information on Company computer systems, including electronic mail, is the property of the Company. To ensure that computing resources are used in accordance with expectations, management may inspect and disclose the contents of electronic messages if such inspection and disclosure is made for legitimate business purposes or as necessary to protect the rights and property of the Company.

Use of computing resources to offend or harass others is not acceptable and prohibited. Employees, who use the Internet to access sites that contain offensive materials related to sex, race, or other protected categories, or who otherwise violate these prohibitions, will be subject to termination.

Additionally, it is the responsibility of every Company officer, director and employee to protect assets against loss, theft or other misuse. Any such loss, misuse or suspected theft should be reported to senior management.

c.	INTELLECTUAL PROPERTY AND CONFIDENTIAL INFORMATION

All Company officers, directors and employees have the responsibility to make sure that Company assets, including confidential information, are only used for OBI business.  OBI facilities, materials, equipment, or services may not be used for any purpose not related to our business without proper approval.

Confidential information is a valuable Company asset. Such information could include technical, strategic, financial, employment, and business plans, documents, databases or drawings. Since much of this information is stored electronically, all officers, directors and employees are required to protect electronic data by using the same level of care they would use to protect their own confidential information, including but not limited to using passwords on all electronic systems where data is stored.

Company officers, directors and employees are strictly prohibited from sharing Company proprietary information with others, or proprietary information received during the course of their duties unless authorized to do so or required by law.

Just as we value and protect our own proprietary information and trade secrets, it is also our policy to respect the intellectual property rights of others. We respect patent, copyright, trademark, trade secret and other intellectual property rights held by others and we seek and obtain licenses, if necessary, to avoid the violation of these rights in conducting our business. We neither plagiarize nor publish material without proper attribution.

12.	QUESTIONABLE ACCOUNTING & AUDITING MATTERS

The company is committed to sound integrity and ethical values with regard to accounting and auditing matters.  Questionable accounting and auditing matters include:

a)	Fraud or deliberate error in the preparation, evaluation, review or audit of any Oxygen Biotherapeutics, Inc. financial statements or reports;

b)	Fraud or deliberate error in the recording and maintaining of the Company’s general ledger;

c)	Deficiencies in or noncompliance with the Company’s internal accounting controls;

d)	Misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the Company’s financial records, financial reports, or audit reports; or

e)	Deviation from full and fair reporting of the Company’s financial condition.

Suspected accounting and auditing violations should be reported as described in Section 14.

13.	DISCIPLINE

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge, and appropriate disclosure to governmental and regulatory authorities. The General Counsel of the Company will have primary authority and responsibility for enforcement of the Code of Ethics, subject to the supervision of the Audit Committee of the Board of Directors. No manager or supervisor has the authority to instruct any Company officer, director or employee to disobey this Code, the law, or any Company policy or procedure.  Failing to respond in a timely manner or providing false or misleading information in response to a corporate investigation of a reported violation is a clear and direct violation of the Code and is subject to discipline, even if the original violation which was the basis of the investigation is subsequently shown to be without merit.

14.	REPORTING VIOLATIONS, WHISTLEBLOWER, & NO RETALIATION

a.	HOW TO COMPLETE A REPORT

The Company encourages all employees to raise questions and voice any concerns they have about legal or ethical issues first with their immediate supervisors.  After speaking with their supervisor, the individual should report the Concern to the Executive VP, Finance & Administration at (919) 855-2123.  If the individual is uncomfortable speaking with their supervisor, or supervisor is the subject of the Concern, the individual should report their Concern via the “Report It” anonymous submission service at either (877) 778-5463 or via secure website www.reportit.com .  The user name is “Oxygen” and the password is “hotline”.

b.	GOOD FAITH

Anyone reporting a concern must act in good faith and have reasonable grounds for believing the information disclosed indicates an improper ethical matter, violation of the Company’s policy, violation of applicable state or federal laws, or accounting or auditing matters.  The act of making allegations that prove to be unsubstantiated, and that prove to have been made maliciously, recklessly, or with the foreknowledge that the allegation are false, will be viewed as a violation of this policy.

c.	TREATMENT OF REPORTS

Reports will be treated in a confidential manner, consistent with appropriate evaluation and investigation, and to the extent permitted by law.  To the extent practical and appropriate, the identity of anyone who reports a suspected violation will remain anonymous unless they identify themselves in the communication. In connection with the investigation of a Report, the Audit Committee and the Executive VP, Finance & Administration may consult with, and obtain the assistance of, any member of the Company’s management who is not the subject of the Report.  The Audit Committee and the Executive VP, Finance & Administration may, in its sole discretion, retain independent legal, accounting or other advisors as deemed necessary or appropriate.

d.	FOLLOW-UP TO REPORTS

Upon completion of the investigation of a Report, the investigator will contact, to the extent appropriate, the individual, who files a Report, to inform them of the status and resolution of the investigation and what, if any, corrective action was taken

e.	RETALIATION PROHIBITED

Consistent with the Company’s Policy, retaliation in any form, including discharge, demotion, suspension, threats, harassment, discrimination, or retaliate, directly or indirectly, against any individual who, in good faith, makes a Report or otherwise assists the Audit Committee, the Company, or any other person or group, including governmental, regulatory or law enforcement body, in investigating a Report is prohibited.  Neither the Company, the Audit Committee nor any individual involved in a report shall reveal the identity of any person who make a Report and asks that his or her identity remain confidential, unless necessary to conduct an adequate investigation or compelled by judicial or other legal process, or make any effort to ascertain the identity of any person who makes a Report anonymously.

f.	RECORDS

The Company will maintain a log of all Reports, tracking their receipt, investigation, and resolution and the response to the person making the Report.  They will also provide quarterly summary reports to the Audit Committee.  The Company shall retain all Reports and all records relating to such Reports

15.	WAIVERS/AMENDMENTS OF CODE OF ETHICS

Any waivers of the provisions in this Code of Ethics that are granted to any director or executive officer may only be granted by the Board of Directors, or by a committee designated by the Board of Directors. Any such waiver that is granted to a director or executive officer (i) will be made only when circumstances warrant granting a waiver and then only in conjunction with any appropriate monitoring of the particular situation and (ii) will be disclosed as required under applicable law and regulations.

Any waivers of the provisions of this Code of Ethics that are granted to any non-executive officer employee must be granted and approved by the General Counsel VP of Finance and Administration.

Amendments to this Code of Ethics must be approved by the Board of Directors and will be promptly disclosed to the Company’s shareholders.

16.	NO RIGHTS CREATED

This Code of Ethics is not intended to and does not create any rights in or for any employee, customer/client, supplier, competitor, shareholder, or any other person or entity

17.	ACKNOWLEDGEMENT

Each employee must certify that he/she read this Code of Ethics and Business Conduct, and that he/she understands and will comply with the policies set forth in this Code.

Receipt of Code of Ethics and Business Conduct

This is to acknowledge that I have received a copy of the Oxygen Biotherapeutics, Inc. Code of Ethics and Business Conduct and I am required to read and comply with all requirements as outlined.

I have read and understand the Code of Ethics and Business Conduct and have had an opportunity to ask questions.

Signature:______________________________           Date ________

If I have questions in the future regarding the content or interpretation of this Code of Ethics and Business Conduct, I will ask my supervisor or a member of management.